North America’s Railroad

NEWS RELEASE

CN reports Q4-2015 net income of C$941 million, with
diluted earnings per share (EPS) up 15% to C$1.18

Record full-year earnings -- 2015 adjusted diluted EPS
rose 18% to C$4.44 (1)

MONTREAL, Jan. 26, 2016 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2015.

Fourth-quarter 2015 financial highlights
•	Net income increased 11 per cent to C$941 million, while diluted EPS increased 15 per cent to C$1.18.
•	Operating income increased seven per cent to C$1,354 million.
•	Revenues decreased by one per cent to C$3,166 million. Carloadings declined eight per cent, and revenue ton-miles declined five per cent.
•	The operating ratio improved by 3.5 points to 57.2 per cent.

Full-year 2015 financial highlights
•	Net income increased 12 per cent to C$3,538 million, with diluted EPS rising 14 per cent to C$4.39.
•	Adjusted net income increased 16 per cent to C$3,580 million, while adjusted diluted EPS increased 18 per cent to C$4.44. (1)
•	Operating income rose 14 per cent to C$5,266 million.
•	Revenues increased four per cent to C$12,611 million. Carloadings declined two per cent, and revenue ton-miles decreased three per cent.
•	The operating ratio for 2015 improved by 3.7 points to 58.2 per cent.
•	Free cash flow was a record C$2,373 million, compared with C$2,220 million for 2014. (1)

Claude Mongeau, president and chief executive officer, said: “CN generated strong fourth-quarter and full-year 2015 results despite the weak volume environment. Our solid performance is testament to the strength of CN’s franchise and diversified portfolio of businesses. I am particularly proud that CN’s team of railroaders quickly recalibrated resources to respond to weaker volumes, while protecting customer service.”

2016 outlook, increased dividend (2)
Mongeau said: “Although the economic environment remains challenging, CN will continue to leverage its franchise strength and industry-leading efficiency.  For 2016, the Company expects to deliver mid-single digit EPS growth over adjusted diluted 2015 EPS of C$4.44. (1) CN will continue to invest in the safety and efficiency of its network, with a 2016 capital investment program of approximately C$2.9 billion, including the negative impact of foreign exchange and increased spending for Positive Train Control technology.

“Given CN’s strong balance sheet and solid financial prospects, I am pleased to announce that the Company’s Board of Directors today approved a 20 per cent increase in CN’s 2016 quarterly common-share dividend. CN has increased its dividend per share by 17 per cent per year on average since its privatization in 1995 and continues to move towards a target payout ratio of 35 per cent.”

Fourth-quarter 2015 revenues, traffic volumes and expenses
Revenues for the quarter decreased by one per cent to C$3,166 million. Revenues increased for automotive (13 per cent), forest products (12 per cent), intermodal (five per cent), and grain and fertilizers (one per cent). Revenues declined for metals and minerals (21 per cent), coal (16 per cent), and petroleum and chemicals (four per cent).

The decrease in total revenues was mainly attributable to reduced shipments of energy-related commodities due to a reduction in oil and gas activities, lower volumes of semi-finished steel products and short-haul iron ore, decreased shipments of coal due to weaker North American and global demand, and lower U.S. grain exports via the Gulf of Mexico; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues, freight rate increases, and solid overseas intermodal demand.

Carloadings for the quarter declined eight per cent to 1,325 thousand.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, declined by five per cent, while rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by five per cent.

Operating expenses for the quarter decreased by seven per cent to C$1,812 million. The decrease was primarily due to lower fuel expense, lower accident-related costs and cost-management efforts, partly offset by the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses.

Full-year 2015 revenues, traffic volumes and expenses
Revenues for 2015 increased four per cent to C$12,611 million. Revenues increased for automotive (16 per cent), forest products (13 per cent), intermodal (five per cent), grain and fertilizers (four per cent), and petroleum and chemicals (four per cent). Revenues declined for coal (17 per cent) and metals and minerals (three per cent).

The rise in total revenues was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; and solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets. These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Carloadings declined two per cent to 5,485 thousand.

RTMs decreased by three per cent. Rail freight revenue per RTM increased eight per cent over 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul, particularly in the second half of the year, and a lower applicable fuel surcharge rate.

Operating expenses for 2015 decreased by two per cent to C$7,345 million. The decrease was mainly due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses.

The operating ratio was 58.2 per cent in 2015, an improvement of 3.7 points over the 2014 operating ratio of 61.9 per cent.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s net income for the three months and year ended Dec. 31, 2015, would have been lower by C$87 million (C$0.11 per diluted share) and C$314 million (C$0.39 per diluted share), respectively. (1)

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided non-GAAP financial measures in its outlook, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2016 key assumptions
CN has made a number of economic and market assumptions in preparing its 2016 outlook. The Company is assuming that North American industrial production for the year will increase by approximately one per cent and assumes U.S. housing starts in the range of 1.2 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average. The Company assumes that both Canadian and U.S. 2016/2017 grain crops will be in line with their respective five-year averages. With these assumptions, CN assumes total carloads for all freight categories in 2016 will be slightly negative versus 2015. CN expects continued pricing improvement above inflation. CN assumes that in 2016 the value of the Canadian dollar in U.S. currency will be in the range of $0.70 to $0.75, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$30 to US$40 per barrel. In 2016, CN plans to invest approximately C$2.9 billion in its capital program, of which C$1.5 billion is targeted toward track infrastructure.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2016 outlook.

CN is a true backbone of the economy whose team of approximately 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052